AB
3/17

08028652

SECURITIES A... ...

Washington, D.C. 20549

RECD S.E.C.
FEB 29 2008
803

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apple Lane Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2393 Main Street
(No. and Street)

Lancaster (City) MA (State) 01523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Dayna Gant (617) 747-4299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reagan & Company, LLP
(Name – *if individual, state last, first, middle name*)

One Wood Place (Address) Fitchburg (City) MA (State) 01420 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FJ
3/21

OATH OR AFFIRMATION

I, Dayna Gant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apple Lane Group, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APPLE LANE GROUP, LLC

FINANCIAL STATEMENTS

AND ADDITIONAL INFORMATION

FOR THE YEARS ENDED

DECEMBER 31, 2007 AND 2006

Reagan & Company, LLP

APPLE LANE GROUP, LLC

TABLE OF CONTENTS

	Page
FINANCIAL STATEMENTS:	
Independent Auditors' Report	1
Balance Sheets	2
Statements of Income	3
Statements of Member's Capital	4
Statements of Cash Flows	5
NOTES TO FINANCIAL STATEMENTS	7
ADDITIONAL INFORMATION:	
Independent Auditors' Report on Additional Information	10
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Exemption Under Rule 15c3-3	12
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5	13

REAGAN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

February 12, 2008
Fitchburg, Massachusetts

To the Member
Apple Lane Group, LLC
2393 Main Street
Lancaster, MA 01523

We have audited the accompanying balance sheets of Apple Lane Group, LLC as of December 31, 2007 and 2006, and the related statements of income, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apple Lane Group, LLC at December 31, 2007 and 2006, and the results of its operations, member's capital, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Reagan + Company, LLP

APPLE LANE GROUP, LLC

BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS:		
Cash	$ 32,160	$ 21,595
Receivables	--	3,199
Prepaid expense	555	550
	32,715	25,344
PROPERTY AND EQUIPMENT, at cost	38,721	38,721
Less: Accumulated depreciation	(18,158)	(10,856)
	20,563	27,865
Total assets	$ 53,278	$ 53,209

LIABILITIES AND MEMBER'S CAPITAL

	2007	2006
LIABILITIES:		
Accounts payable	$ 24,323	$ 16,683
Due to Member	--	500
Total current liabilities	24,323	17,183
MEMBER'S CAPITAL	28,955	36,026
Total liabilities and member's capital	$ 53,278	$ 53,209

The accompanying notes and independent auditors' report are an integral part of these financial statements.

APPLE LANE GROUP, LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES	$ 244,626	$1,546,409
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Auto expenses	14,404	13,913
Conferences	--	12,500
Depreciation	7,302	6,015
General and administrative	12,357	19,565
Professional expenses	22,561	149,211
Telephone	10,516	12,158
Travel and entertainment	53,625	48,938
Wages and related	--	29,064
Total	120,765	291,364
INCOME FROM OPERATIONS	123,861	1,255,045
OTHER INCOME		
Interest income	380	1,373
Miscellaneous income	--	3,184
Total	380	4,557
NET INCOME	$ 124,241	$1,259,602

The accompanying notes and independent auditors' report are an integral part of these financial statements.

APPLE LANE GROUP, LLC

STATEMENTS OF MEMBER'S CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
BALANCE AT JANUARY 1,	$ 36,026	$ 93,384
CAPITAL CONTRIBUTIONS	32,000	--
NET INCOME	124,241	1,259,602
DISTRIBUTIONS TO MEMBER	(163,312)	(1,316,960)
BALANCE AT DECEMBER 31,	$ 28,955	$ 36,026

The accompanying notes and independent auditors' report
are an integral part of these financial statements.

APPLE LANE GROUP, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from clients	$ 247,825	$1,543,741
Cash paid for operating expenses	(105,828)	(287,365)
Interest income received	380	1,373
Miscellaneous income received	--	2,653
Net cash provided by operating activities	142,377	1,260,402
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	--	(13,647)
Net cash used for investing activities	--	(13,647)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Member	(163,812)	(1,316,960)
Capital contributions received	32,000	--
Net cash used for financing activities	(131,812)	(1,316,960)
NET INCREASE (DECREASE) IN CASH	10,565	(70,205)
CASH – BEGINNING OF YEAR	21,595	91,800
CASH – END OF YEAR	$ 32,160	$ 21,595

The accompanying notes and independent auditors' report are an integral part of these financial statements.

APPLE LANE GROUP, LLC

STATEMENTS OF CASH FLOWS
(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net income	$ 124,241	$1,259,602
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	7,302	6,015
Changes in assets and liabilities:		
(Increase) decrease in receivables	3,199	(3,199)
(Increase) decrease in prepaid expense	(5)	5
Increase (decrease) in accounts payable	7,640	(2,021)
Total adjustments	18,136	800
Net cash provided by operating activities	$ 142,377	$1,260,402

The accompanying notes and independent auditors' report are an integral part of these financial statements.

1. THE COMPANY AND NATURE OF OPERATIONS:

Apple Lane Group, LLC (the Company) was formed on November 13, 2003 as a Massachusetts Limited Liability Company and became a NASD registered broker/dealer on June 1, 2004. The Company is engaged in the business of providing consulting services to senior level management of business entities and acts as a placement agent in the issuance of private placement securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. Method of Accounting

The financial statements have been prepared using the accrual basis of accounting; therefore, revenue is recognized when earned, and expenses are recognized when incurred.

b. Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from the estimates made in the preparation of these financial statements.

c. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term cash investments with a maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

d. Property and Equipment

Property and equipment is recorded at cost. Major replacements and betterments to equipment are capitalized, whereas routine maintenance, repairs and minor replacements are charged to expense as incurred.

Depreciation expense is computed on the straight-line method for financial reporting purposes and on the MACRS method for income tax purposes using the estimated lives of individual assets as follows:

	Number of Years
Computer equipment	3-5
Office furniture/equipment	7

e. Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). Under the provisions of the Internal Revenue Code for LLC's, the Company is treated as a Sole Proprietorship for income tax reporting purposes and, therefore, is not subject to income taxes. Income or losses of the Company are includable in the Member's individual income tax returns.

3. CONCENTRATION OF CREDIT RISK:

During the year ended December 31, 2007, the Company performed a significant amount of work for one (1) unrelated client (five (5) in 2006). The revenue related to these significant clients included in the accompanying statements of income is as follows:

	2007	2006
Client A	$ 172,500	$ 629,849
Client B	--	315,000
Client C	--	253,125
Client D	--	168,750
Client E	--	163,769

The Company maintains its cash in an account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

4. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $7,837 and $4,412, respectively which was $2,837 and ($588), respectively, in excess of (below) its required net capital of $5,000. At December 31, 2007 and 2006, the Company's ratio of aggregate indebtedness to net capital was 3.1 to 1 and 3.9 to 1, respectively.

REAGAN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report On Additional Information

Our audit of the financial statements of Apple Lane Group, LLC as of December 31, 2007 and 2006, and for the years then ended, was intended primarily for the purpose of formulating an opinion on the basic financial statements taken as a whole.

The additional information presented in the following pages has been taken primarily from accounting and other records of the Company and is not necessary for fair presentation of its financial position, results of its operations or its cash flows in conformity with accounting principles generally accepted in the United States of America. The additional information has not been subjected to tests and other auditing procedures sufficient to enable us to express an opinion as to the fairness of the details included therein and, accordingly, we do not express an opinion on the additional information.

Reagan + Company, LLP

APPLE LANE GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007 AND 2006

	2007	2006
NET CAPITAL		
Total member's capital	$ 28,955	$ 36,026
Deduct non-allowable assets:		
Receivables	--	(3,199)
Prepaid expense	(555)	(550)
Property and equipment, net	(20,563)	(27,865)
NET CAPITAL	$ 7,837	$ 4,412
AGGREGATE INDEBTEDNESS	$ 24,323	$ 17,183
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required – 6 2/3% of total aggregate Indebtedness, but not less than $5,000	$ 5,000	$ 5,000
EXCESS (DEFICIT) OF NET CAPITAL OVER REQUIREMENT	$ 2,837	$(588)
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.1 to 1	3.9 to 1

There are no material differences from the above computations and the Company's corresponding unaudited Part II-A filings of December 31, 2007 and 2006.

APPLE LANE GROUP, LLC

EXEMPTION UNDER RULE 15c3-3

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

The Company claims exemption under the provisions of Rule 15c3-3(k)2(i), since the Company is a broker/dealer engaged in the business of raising funds for private placements.

REAGAN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report On Internal Accounting

Control Required By SEC Rule 17a-5

To the Member
Apple Lane Group, LLC

In planning and performing our audit of the financial statements of Apple Lane Group, LLC (the Company) for the years ended December 31, 2007 and 2006, we considered its internal control structure in order to determine our auditing procedures, for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Apple Lane Group, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g):(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for clients or perform custodial functions relating to client securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph; and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditors' Report On Internal Accounting

Control Required By SEC Rule 17a-5

(Continued)

Because of inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006 to meet the SECs objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2007 and 2006; and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the years ended December 31, 2007 and 2006.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Reagan + Company, LLP

END